UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                       ADDvantage Technologies Group, Inc.
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                               (Name of Issuer)


                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)


                                  006743306
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                                (CUSIP Number)

                              Kenneth A. Chymiak,
                  1605 East Iola, Broken Arrow, Oklahoma 74012
                                (918) 251-2887
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 8, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 250.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 006743306                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SUSAN C. CHYMIAK, TRUSTEE OF THE SUSAN CHYMIAK REVOCABLE TRUST DATED
      3/4/92
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,302,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,302,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,302,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X] Does not include shares owned by spouse, beneficial ownership of which is disclaimed.
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 006743306                                           Page 3 of 5 Pages
          ---------


                           Item 1. Security and Issuer
                           ---------------------------

     This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG"). The principal executive offices of ATG are located at 1605 East Iola, Broken Arrow, Oklahoma 74012.


                        Item 2. Identity and Background
                        -------------------------------

     No change from original filing.


           Item 3. Source and Amount of Funds or Other Consideration
           ---------------------------------------------------------

     See Item 3 of Schedule 13D filed by Susan C. Chymiak with the Securities and Exchange Commission on October 14, 1999 with respect to the Issuer, which this filing amends and which is incorporated herein by reference.

                                 SCHEDULE 13D

CUSIP No. 006743306                                           Page 4 of 5 Pages
          ---------


                        Item 4. Purpose of Transaction
                        ------------------------------

     The reporting person has sold a portion of her shares of common stock of the Issuer pursuant to Rule 144 promulgated under the Securities Act of 1933.

                                 Item 4(a)
                                 ---------

     The reporting person has sold shares pursuant to a Rule 10b5-1 plan with Bear, Stearns & Co. Inc.

                 Item 5. Interest in Securities of the Issuer
                 --------------------------------------------

     (a) Incorporated by reference to items (7) through (11) of the cover page.

     (b) Incorporated by reference to items (7) through (11) of the cover page.

     (c) Following are the sales made under the 10b5-1 plan during the past 60 days:

  Date              Amount     Price/share  Description
  ----              ------     -----------  -----------
  April 12, 2004     5,100       $6.80      sale on open market under Rule 144
  April 13, 2004     5,000       $6.50      sale on open market under Rule 144
  April 14, 2004     6,000       $6.20      sale on open market under Rule 144
  April 15, 2004     4,000       $6.35      sale on open market under Rule 144
  April 16, 2004     3,000       $6.15      sale on open market under Rule 144
  April 19, 2004     5,000       $6.17      sale on open market under Rule 144
  April 20, 2004     2,900       $6.11      sale on open market under Rule 144
  April 21, 2004     2,000       $6.05      sale on open market under Rule 144
  May 3, 2004       10,000       $5.61      sale on open market under Rule 144
  May 4, 2004       15,000       $5.80      sale on open market under Rule 144
  May 5, 2004        4,000       $5.68      sale on open market under Rule 144
  May 6, 2004        4,000       $5.65      sale on open market under Rule 144
  June 1, 2004      11,766       $5.16      sale on open market under Rule 144
  June 2, 2004       1,200       $5.09      sale on open market under Rule 144
  June 3, 2004       6,000       $4.74      sale on open market under Rule 144
  June 4, 2004       4,000       $4.73      sale on open market under Rule 144
  June 7, 2004       4,000       $4.79      sale on open market under Rule 144
  June 8, 2004       6,034       $4.73      sale on open market under Rule 144


     (d) No person other than Ms. Chymiak has the right to receive or the power to direct the receipts of dividends from, or the proceeds from the sale of, the 2,302,000 of Common Stock of ATG owned by Ms. Chymiak.

     (e)  Not applicable.

                                 SCHEDULE 13D

CUSIP No. 006743306                                           Page 5 of 5 Pages
          ---------



              Item 6. Contracts, Arrangements, Understandings or
               --------------------------------------------------
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

     The Sales Plan dated January 7, 2004 between Susan C. Chymiak, as Trustee of the Susan Chymiak Revocable Trust Dated March 4, 1992 and Bear, Stearns & Co. Inc., acting as agent, complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, and is established in order to permit the orderly disposition of a portion of seller's holdings of the common stock, par value $.01 per share of ADDvantage Technologies Group, Inc.


                   Item 7.  Material to be Filed as Exhibits
                   -----------------------------------------

     None.


                      *   *   *  *   *   *  *  *  *  *  *

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 29, 2004

                                      \s\ Susan C. Chymiak
                                      ----------------------------------------
                                      Susan C. Chymiak